

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   June 15, 2017

<u>Via Email</u>
Mr. Luis Massiani
Senior Executive Vice President and
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

>   **Re: Sterling Bancorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2017**
>   **Filed April 28, 2017**
>   **Response Dated May 31, 2017**
>   **File No. 001-35385**

Dear Mr. Massiani:

We have reviewed your May 31, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Financial Measures, page 64

1. We note your response to our comment letter dated May 23, 2017. We continue to believe that the non-GAAP measures 'Total Valuation balances recorded against portfolio loans and Adjusted portfolio loans, gross' represent tailored accounting principles prohibited by Regulation G since the purchase accounting adjustments are recognized as interest income. In addition, the non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan population, including acquired and non-acquired loans. Please confirm that you will remove the related non-GAAP measures and related ratios from future filings.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3368 with any questions.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant